UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number: 001-34895

SHANGPHARMA CORPORATION

No. 5 Building, 998 Halei Road

Zhangjiang Hi-Tech Park, Pudong New Area

Shanghai, 201203

The People’s Republic of China

(86 21) 5132-0088

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ShangPharma Corporation

By:	/s/ William Dai
Name:	William Dai
Title:	Chief Financial Officer

Date: March 16, 2011

EXHIBIT INDEX

Page

Exhibit 99.1 – Press Release	4

Exhibit 99.1

SHANGPHARMA ANNOUNCES FOURTH QUARTER AND FISCAL YEAR 2010 RESULTS

SHANGHAI, March 15, 2011 — ShangPharma Corporation (NYSE: SHP) (“ShangPharma” or the “Company”), a leading China-based pharmaceutical and biotechnology research and development outsourcing company, today announced its financial results for its fourth quarter and the fiscal year ended December 31, 2010.

To help management and investors gain a better understanding of ShangPharma’s operating performance, the Company presents certain non-GAAP measures, each of which excludes IPO bonuses and expenses relating to or the effect of share-based compensation. See “About Non-GAAP Financial Measures” and “Reconciliation of GAAP to Non-GAAP Financial Data” below for more information about the non-GAAP financial measures included in this press release.

Fourth Quarter 2010 Highlights

—	Net revenues increased by 29.4% year-over-year to $25.6 million, driven by a 17.5% increase in full-time-equivalent (“FTE”) services and a 67.9% increase in fee-for-service-based services.

—	GAAP gross profit increased by 28.1% year-over-year to $8.3 million. GAAP gross margin was 32.3%, down from 32.6% in the fourth quarter of 2009.

—	Non-GAAP gross profit increased by 35.3% year-over-year to $8.8 million. Non-GAAP gross margin was 34.4%, up from 32.9% in the fourth quarter of 2009.

—

GAAP profit from operations decreased 65.7% year-over-year to $0.9 million, primarily due to higher share-based compensation expenses. GAAP operating margin was 3.6%, down from 13.5% in the fourth quarter of 2009.

—	Non-GAAP profit from operations increased by 54.2% year-over-year to $4.3 million. Non-GAAP operating margin was 16.7%, up from 14.0% in the fourth quarter of 2009.

—

GAAP net income slightly increased 1.3% year-over-year to $2.5 million. GAAP diluted earnings per ADS were $0.14, compared to $0.16 in the fourth quarter of 2009, primarily due to higher share-based compensation expenses.

—	Non-GAAP net income increased by 126.2% year-over-year to $5.9 million. Non-GAAP diluted earnings per ADS were $0.32, compared to $0.17 in the fourth quarter of 2009.

Full Year 2010 Highlights

—	Net revenues increased by 24.9% year-over-year to $90.3 million, supported by a 15.5% increase in FTE services and 59.0% rise in fee-for-service-based services.

—	Average revenue per customer for the top-10 customers increased to $5.7 million, compared with $4.7 million in 2009.

—	Total number of customers leapt to 237, up from 134 in 2009.

—	GAAP gross profit increased by 26.2% year-over-year to $30.1 million. GAAP gross margin was 33.4%, up from 33.0% in 2009.

—	Non-GAAP gross profit increased by 29.5% year-over-year to $31.1 million. Non-GAAP gross margin was 34.5%, up from 33.2% in 2009.

—	GAAP profit from operations increased by 1.4% year-over-year to $10.4 million. GAAP operating margin was 11.5%, down from 14.2% in 2009, primarily due to higher share-based compensation expenses.

—	Non-GAAP profit from operations increased by 36.9% year-over-year to $14.4 million. Non-GAAP operating margin was 15.9%, up from 14.5% in 2009.

—	GAAP net income increased by 32.6% year-over-year to $13.0 million. GAAP diluted earnings per ADS were $0.78, compared to $0.63 in 2009.

—	Non-GAAP net income increased by 68.9% year-over-year to $17.0 million. Non-GAAP diluted earnings per ADS were $1.07, compared to $0.65 in 2009.

Management Comment

Michael Xin Hui, founder and Chief Executive Officer of ShangPharma, commented, “We are pleased to report solid results for the fourth quarter and fiscal year 2010. All of our businesses contributed to the strong results, which saw growth accelerate from the prior year. Our continued efforts to expand our spectrum of services resulted in a significant increase in our customer base and greater spending levels from our top-10 customers. We continue to invest in new state-of-the art manufacturing facilities and recently completed the construction of the first phase of our new c-GMP-quality multi-purpose facility in Fengxian, which focuses on pharmaceutical development services. We also made good progress on biologics services as we signed a major deal with a leading global pharmaceutical company. In addition, we expect our enhanced platform of integrated services to support our overall revenue growth and margin expansion in the future.

It is well known that the global pharmaceutical industry is facing numerous challenges which have caused many companies to reevaluate their R&D strategies and internal programs. Going forward, we remain optimistic about the CRO industry in China as it possesses a combination of high quality and low cost solutions for pharmaceutical R&D. ShangPharma is well-positioned to capitalize on this trend given our talented team of scientists, our focus on exceptional quality and our broad range of services that we continue to expand in response to market dynamics. Our 2010 results illustrate the growing demand for our offerings among the leading companies in the world. We expect this to continue in 2011 and beyond.”

William Dai, Chief Financial Officer, added, “We achieved excellent profit growth for the quarter and the year just completed due to an acceleration in sequential revenue growth and our continued focus on improving operational efficiency. Our internal efforts to drive significant margin expansion on a non-GAAP basis helped mitigate the continued appreciation of the Renminbi and wage inflation. In 2011, we expect to continue to benefit from our efficiency programs to offset these rising costs and preserve margins.”

Fourth Quarter 2010 Results

Net revenues were $25.6 million, an increase of 29.4% from $19.8 million in the fourth quarter of 2009, primarily due to a larger customer base, higher business volumes from the Company’s top customers, expanded service offering, higher average FTE rates and a favorable shift in the service mix.

Net revenues from full-time-equivalent (“FTE”)-based services were $17.8 million, an increase of 17.5% from $15.1 million in the fourth quarter of 2009, primarily due to an increase in FTE numbers and higher FTE rates.

Net revenues from fee-for-service-based services were $7.8 million, an increase of 67.9% from $4.7 million in the fourth quarter of 2009, primarily driven by the Company’s newer service offerings including discovery biology, preclinical development and pharmaceutical development services. The majority of these newer offerings are fee-for-service-based. The higher growth in fee-for-service-based revenues reflects the Company’s ability to cross-sell newer services to existing customers as well as strong demand from new customers.

Gross profit was $8.3 million, an increase of 28.1% from $6.5 million in the fourth quarter of 2009, primarily due to the increase in revenues, favorable service mix, operational efficiency improvement and efficient material usage. The increase was partially offset by the continued appreciation of the Renminbi and higher share-based compensation expenses.

Non-GAAP gross profit was $8.8 million, an increase of 35.3% from $6.5 million in the fourth quarter of 2009, primarily due to the increase in revenues, favorable service mix, operational efficiency improvement and efficient material usage. The increase was partially offset by the continued appreciation of the Renminbi.

Gross margin decreased slightly to 32.3% from 32.6% in the fourth quarter of 2009. The favorable service mix, operational efficiency improvement and efficient material usage were primarily offset by continued Renminbi appreciation and higher share-based compensation expenses.

Non-GAAP gross margin increased to 34.4% from 32.9% in the fourth quarter of 2009, primarily due to the favorable service mix, operational efficiency improvement and efficient material usage. The rise was partially offset by continued Renminbi appreciation.

Operating expenses (selling, marketing, general and administrative) were $7.3 million, an increase of 94.5% from $3.8 million in the fourth quarter of 2009, primarily due to higher share-based compensation expenses including the one-time restricted share unit (“RSU”) costs of approximately $2.2 million that were incurred upon completion of the Company’s initial public offering and a build-up of corporate managerial, sales and supporting infrastructure.

Non-GAAP operating expenses were $4.6 million, an increase of 21.3% from $3.8 million in the fourth quarter of 2009, primarily due to a build-up of corporate managerial, sales and supporting infrastructure.

Profit from operations was $0.9 million, a decrease of 65.7% from $2.7 million in the fourth quarter of 2009, primarily due to higher share-based compensation expenses and a continuous build-up of corporate managerial, sales and supporting infrastructure. The decline was partially offset by the increase in gross profit.

Non-GAAP profit from operations was $4.3 million, an increase of 54.2% from $2.8 million in the fourth quarter of 2009, primarily due to higher gross profit and better cost control over selling, general and administrative expenses.

Operating margin declined to 3.6% from 13.5% in the fourth quarter of 2009. The favorable service mix, operational efficiency improvement and efficient material usage were offset by higher share-based compensation expenses and continued Renminbi appreciation.

Non-GAAP operating margin increased to 16.7% from 14.0% in the fourth quarter of 2009, primarily due to favorable service mix, operational efficiency improvement and efficient material usage. The rise was partially offset by continued Renminbi appreciation.

Net income slightly increased 1.3% year-over-year to $2.5 million. The lower profit from operations was offset by higher other income, including a mark-to-market gain on foreign exchange forward contracts, income from government grants and investment income.

Non-GAAP net income was $5.9 million, an increase of 126.2% from $2.6 million in the fourth quarter of 2009, primarily due to higher profit from operations and higher other income.

Diluted earnings per ADS were $0.14, a decrease of 12.5% from $0.16 in the fourth quarter of 2009.

Non-GAAP diluted earnings per ADS were $0.32, an increase of 88.2% from $0.17 in the fourth quarter of 2009.

Fiscal Year 2010 Results

Net revenues were $90.3 million, an increase of 24.9% from $72.3 million in 2009, primarily due to a larger customer base, higher business volumes from the Company’s top customers, expanded service offering, higher average FTE rates and a favorable shift in the service mix.

Net revenues from FTE-based services were $65.4 million, an increase of 15.5% from $56.6 million in 2009, primarily due to higher FTE numbers and higher FTE rates.

Net revenues from fee-for-service-based services were $24.9 million, an increase of 59.0% from $15.7 million in 2009, primarily due to rapid growth from newer offerings, including discovery biology, preclinical development and pharmaceutical development services, most of which are fee-for-service-based projects.

Gross profit was $30.1 million, an increase of 26.2% from $23.9 million in 2009. The improvement primarily resulted from the increase in revenues, favorable service mix, efficient material usage and operational efficiency improvement, and was partially offset by continued appreciation of the Renminbi and higher share-based compensation expenses.

Non-GAAP gross profit was $31.1 million, an increase of 29.5% from $24.0 million in 2009, primarily due to the increase in revenues, favorable service mix, efficient material usage and operational efficiency improvement. The increase was partially offset by continued appreciation of the Renminbi.

Gross margin increased to 33.4% from 33.0% in 2009, primarily due to the favorable service mix, efficient material usage and operational efficiency improvement. The increase was partially offset by continued appreciation of the Renminbi and higher share-based compensation expenses.

Non-GAAP gross margin increased to 34.5% from 33.2% in 2009, primarily due to the favorable service mix, efficient material usage and operational efficiency improvement. The rise was partially offset by continued appreciation of the Renminbi.

Operating expenses (selling, marketing, general and administrative) were $19.7 million, an increase of 45.0% from $13.6 million in 2009, primarily due to higher share-based compensation including the one-time RSU costs of approximately $2.2 million that were incurred upon completion of the Company’s initial public offering and a build-up of corporate managerial, sales and supporting infrastructure.

Non-GAAP operating expenses were $16.7 million, an increase of 23.7% from $13.5 million in 2009, primarily due to a continuing build-up of corporate managerial, sales and supporting infrastructure.

Profit from operations was $10.4 million, an increase of 1.4% from $10.2 million in 2009. The higher gross profit was offset by the increase of share-based compensation expenses and a build-up of corporate managerial, sales and supporting infrastructure.

Non-GAAP profit from operations was $14.4 million, an increase of 36.9% from $10.5 million in 2009, primarily due to higher gross profits and better cost control over selling, general and administrative expenses.

Operating margin declined to 11.5% from 14.2% in 2009. The favorable service mix, efficient material usage and operational efficiency improvement were offset by higher share-based compensation and continued appreciation of the Renminbi.

Non-GAAP operating margin increased to 15.9% from 14.5% in 2009, primarily due to the favorable service mix, efficient material usage and operational efficiency improvement. The rise was partially offset by the continued appreciation of the Renminbi.

Net income was $13.0 million, an increase of 32.6% from $9.8 million in 2009. The lower profit from operations was offset by higher other income, including a mark-to-market gain on foreign exchange forward contracts and income from government grants.

Non-GAAP net income was $17.0 million, an increase of 68.9% from $10.1 million in 2009, primarily due to higher profit from operations and higher other income.

Diluted earnings per ADS were $0.78, an increase of 23.8% from $0.63 in 2009.

Non-GAAP diluted earnings per ADS were $1.07, an increase of 64.6% from $0.65 in 2009.

Financial Position

As of December 31, 2010, the Company had cash and cash equivalents of $49.2 million and short term debt of $0.8 million. The cash balance included $44.3 million in net proceeds from the Company’s initial public offering in October 2010.

Full Year 2011 Guidance

For the full year 2011, the Company expects:

—	Net revenues to be approximately $111.1 – $115.6 million, which represents growth of approximately 23.0% – 28.0% compared with full year 2010.

—	Non-GAAP gross margin to be approximately 33.5% – 35.5%, which is within the same range as non-GAAP gross margin of 34.5% in 2010.

—	Capital expenditure to be $28 - $32 million, including $6 million rolling payment lag impact carried forward from 2010.

This reflects the Company’s current view and is subject to change.

Conference Call

ShangPharma will host a conference call and live webcast at 8 am Eastern Daylight Time (EDT) on March 15, 2011 (8 pm Beijing time on March 15, 2011).

The dial-in details for the live conference call are as follows:

- U.S. Toll Free Number: 1.800.798.2796

- International Dial-in Number: 1.617.614.6204

- Mainland China Toll Free Number: 10.800.152.1490 (North)/10.800.852.1490 (South)

- Hong Kong Toll Free Number: 800 963 844

      Conference ID: SHP

A live and archived webcast of the conference call will be available on the Investor Relations section of ShangPharma’s website at www.shangpharma.com

A telephone replay of the call will be available for seven days after the conclusion of the conference call from March 15, 2011 to March 21, 2011.

The dial-in details for the replay are as follows:

- U.S. Toll Free Number: 1.888.286.8010

- International Dial-in Number: 1.617.801.6888

Conference ID: 59003774

ABOUT SHANGPHARMA CORPORATION

ShangPharma Corporation (NYSE: SHP) is a leading China-based contract research organization providing high quality and cost-effective services for the pharmaceutical and biotechnology industry. It offers a broad range of high-quality, integrated services across the drug discovery and development process to help international and Chinese pharmaceutical and biotechnology companies discover and develop novel drug candidates efficiently. ShangPharma’s services consist of discovery chemistry, discovery biology and preclinical development, pharmaceutical development and biologics services. For more information, please visit www.shangpharma.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the section titled “Full Year 2011 Guidance” and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. The Company expects to face potential risks and uncertainties related to its ability to, among other things, attract, train, motivate and retain skilled scientists; diversify its customer base and adapt to potential loss of sales to, or significant reduction in orders from, any of its major customers; adapt its business to industry trends, such as fluctuations in the R&D budgets of pharmaceutical and biotechnology industry participants; protect the intellectual property rights of its customers; comply with applicable regulations and industry standards; compete effectively in its industry, which may subject it to increasing pricing pressure and reduce the demand for its services; expand and market its services and manage its growth; and develop and maintain effective internal control over financial reporting; as well as other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses the following non-GAAP financial measures: (1) gross profit, (2) gross margin, (3) profit from operations, (4) operating expenses, (5) operating margin, (6) net income, and (7) diluted earning per ADS, each of which excludes IPO bonuses and expenses relating to or the effect of share-based compensation. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Financial Data” set forth at the end of this press release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding expenses relating to or the effect of share-based compensation and IPO bonuses that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its operating performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP financial measures excluding expenses relating to or the effect of share-based compensation is that these expenses and effects have been and will continue to be significant recurring expenses in the Company’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amount excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For further information, please contact:

ShangPharma Corporation

In Shanghai, China

Lan Xie

VP of Finance and Operations

E-mail: IR@shangpharma.com

Christensen

In New York, US

Kimberly Minarovich, +1 917-533-3268

kminarovich@christensenir.com

In Hong Kong

Tip Fleming, +852-9212-0684

tfleming@christensenir.com

SHANGPHARMA CORPORATION

UNAUDITED CONSOLIDATED BALANCE SHEET

(in thousands of U.S. dollars, except for ordinary share data)

	December 31, 2009	December 31, 2010

ASSETS
Current assets:
Cash	12,238	49,160
Restricted cash	146	688
Investment in securities	417	—
Accounts receivable, net	14,292	16,908
Inventories	1,145	1,259
Prepayments and other current assets	1,454	4,983
Deferred tax assets	374	315

Total current assets	30,066	73,313
Non-current assets:
Property, equipment and software, net	35,725	60,147
Land use right, net	4,178	4,221
Derivative assets	—	261

Total non-current assets	39,903	64,629

Total assets	69,969	137,942

LIABILITIES
Current liabilities:
Short-term bank borrowings	—	755
Accounts payable	4,717	10,549
Amounts due to related parties	1,787	1,025
Salary and welfare payable	2,991	4,040
Income tax payable	1,589	1,910
Advance from customers	392	1,650
Other payables and accruals	4,014	4,477

Total current liabilities	15,490	24,406

Total liabilities	15,490	24,406
Commitments and contingencies
Series A convertible preferred shares (US$0.001 par value; 70,000,650 shares authorized; 69,994,014 and none issued and outstanding as of December 31, 2009 and 2010, respectively	34,356	—
EQUITY
Ordinary shares (US$0.001 par value; 429,999,350 shares authorized; 208,005,986 and 335,600,000 shares issued and outstanding as of December 31, 2009 and 2010, respectively)	208	336
Additional paid in capital	321	78,989
Statutory reserves	5,446	6,771
Retained earnings	12,008	23,680
Accumulated other comprehensive income	2,140	3,760

Total equity	20,123	113,536

Total liabilities and equity	69,969	137,942

SHANGPHARMA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands of U.S. dollars, except for ADS1 data and per ADS data)

	Three months ended			Twelve months ended
	December 31,			December 31,
	2009	2010	% Change	2009	2010	% Change
Net revenue	19,796	25,609	29.4%	72,285	90,281	24.9%
Cost of revenue	(13,344)	(17,345)	30.0%	(48,433)	(60,168)	24.2%

Gross profit	6,452	8,264	28.1%	23,852	30,113	26.2%

Operating expenses
Selling and marketing	(539)	(703)	30.4%	(1,609)	(2,293)	42.5%
General and administrative	(3,239)	(6,645)	105.2%	(11,994)	(17,429)	45.3%

Total operating expenses	(3,778)	(7,348)	94.5%	(13,603)	(19,722)	45.0%

Profit from operations	2,674	916	-65.7%	10,249	10,391	1.4%

Other income (expenses), net:	246	2,263	819.9%	1,102	4,691	325.7%

Income from operations before income taxes	2,920	3,179	8.9%	11,351	15,082	32.9%

Income taxes	(406)	(633)	55.9%	(1,552)	(2,085)	34.3%

Net income attributable to ShangPharma Corporation	2,514	2,546	1.3%	9,799	12,997	32.6%

Allocation to preferred shareholders	(633)	(108)	-82.9%	(2,467)	(2,739)	11.0%

Net income attributable to ShangPharma Corporation’s ordinary shareholders	1,881	2,438	29.6%	7,332	10,258	39.9%

Net income attributable to ShangPharma Corporation’s ordinary shareholders per ADS
Basic	0.16	0.14	-12.5%	0.63	0.79	25.4%
Diluted	0.16	0.14	-12.5%	0.63	0.78	23.8%

Weighted average ADS outstanding
Basic	11,555,888	17,257,553		11,555,888	12,993,020
Diluted	11,567,288	17,563,304		11,558,738	13,222,233

Note: The unaudited diluted earning per ADS has excluded the effect of allocation to preferred shareholders in both net income and weighted average ADS outstanding.

[1]	Each ADS represents 18 ordinary shares.

SHANGPHARMA CORPORATION

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL DATA

(in thousands of U.S. dollars, except for ADS2 data and per ADS data)

	Three months ended			Twelve months ended
	December 31,			December 31,
	2009	2010	%	2009	2010	%
GAAP gross profit	6,452	8,264	28.1%	23,852	30,113	26.2%
GAAP gross margin	32.6%	32.3%		33.0%	33.4%
Adjustments:
Share-based compensation	68	557	719.1%	179	1,003	460.3%

Non-GAAP gross profit	6,520	8,821	35.3%	24,031	31,116	29.5%
Non-GAAP gross margin	32.9%	34.4%		33.2%	34.5%

GAAP operating expenses	(3,778)	(7,348)	94.5%	(13,603)	(19,722)	45.0%
Adjustments:
IPO bonuses	—	235		—	235
Share-based compensation	27	2,563	9392.6%	73	2,745	3660.3%

Non-GAAP operating expenses	(3,751)	(4,550)	21.3%	(13,530)	(16,742)	23.7%

GAAP profit from operations	2,674	916	-65.7%	10,249	10,391	1.4%
GAAP operating margin	13.5%	3.6%		14.2%	11.5%
Adjustments:
IPO bonuses	—	235		—	235
Share-based compensation	95	3,120	3184.2%	252	3,748	1387.3%

Non-GAAP profit from operations	2,769	4,271	54.2%	10,501	14,374	36.9%
Non-GAAP operating margin	14.0%	16.7%		14.5%	15.9%

GAAP net income	2,514	2,546	1.3%	9,799	12,997	32.6%
GAAP net margin	12.7%	9.9%		13.6%	14.4%
Adjustments:
IPO bonuses	—	235		—	235
Share-based compensation	95	3,120	3184.2%	252	3,748	1387.3%

Non-GAAP net income	2,609	5,901	126.2%	10,051	16,980	68.9%
Non-GAAP net margin	13.2%	23.0%		13.9%	18.8%

GAAP net income attributable to ShangPharma Corporation’s ordinary shareholders per ADS, diluted :	0.16	0.14	-12.5%	0.63	0.78	23.8%
Adjustments:
IPO bonuses	—	0.01		—	0.02
Share-based compensation	0.01	0.17		0.02	0.27

Non-GAAP net income attributable to ShangPharma Corporation’s ordinary shareholders per ADS, diluted:	0.17	0.32	88.2%	0.65	1.07	64.6%

Weighted average ADS outstanding - basic (Non-GAAP)	11,555,888	17,257,553		11,555,888	12,993,020
Weighted average ADS outstanding - diluted (Non-GAAP)	11,567,288	17,563,304		11,558,738	13,222,233

Note: The unaudited diluted earning per ADS has excluded the effect of allocation to preferred shareholders in both net income and weighted average ADS outstanding.

[2]	Each ADS represents 18 ordinary shares.